FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:

July 6, 2007

Item 3: News Release:

A news release dated and issued on July 6, 2007 was disseminated through Stockwatch and Market News.

Item 4: Summary of Material Change:

Pacific North West Capital Corp. announces private placement.

Item 5: Full Description of Material Change:

July 6, 2007 Vancouver, BC -- Pacific North West Capital Corp. (the "Company") wishes to announce the following:

A non-brokered private placement of up to 4,285,714 units at a purchase price of $0.70 per unit for gross proceeds of up to $3,000,000. Each unit will consist of one common share in the capital of the Company and one-half of one non-transferable share purchase warrant, each whole Warrant entitling the holder thereof to purchase one additional common share of the Company for a period of eighteen months from the closing date at a price of $0.90 per share.

The proceeds from the private placement received from the sale of the units will be used for the acquisition of additional platinum group metal and nickel projects and working capital.

A non-brokered private placement of up to 1,500,000 flow-through units at a price of $0.80 per common share for gross proceeds of up to $1,200,000. Each unit will consist of one flow-through common share in the capital of the Company and one-half of one non-transferable, non flow-through share purchase warrant, each whole Warrant entitling the holder thereof to purchase one additional non flow-through common share of the Company for a period of twelve months from the closing date at a price of $1.00 per share.

The proceeds of the private placement received from the sale of the flow-through shares will be used for drilling on the Company's Option/Joint Venture with Xstrata plc in Timmins, Ontario and continued exploration on the Nickel Plats property in Saskatchewan.

A finder's fee may be paid.  The foregoing is subject to regulatory approval.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 17th day of July 2007.